KKH 3/7



13030402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51160 |

FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One ShareBuilder, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 South King Street, Suite 700
(No. and Street)

| Seattle | WA | 98104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Daniel Greenshields, Director and President (206)805-0234
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

| 999 Third Ave, Suite 3500 | Seattle | WA | 98104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EM 3/12/13

# OATH OR AFFIRMATION

I, A. Daniel Greenshields, Director and President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One ShareBuilder, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY M KEVANE
NOTARY PUBLIC
STATE OF WASHINGTON
My Comm. Expires Oct. 7, 2013


Signature

Director and President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CAPITAL ONE SHAREBUILDER, INC.

(Formerly ING DIRECT Investing, Inc.)

(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

## Statement of Financial Condition

Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

**CAPITAL ONE SHAREBUILDER, INC.**

(Formerly ING DIRECT Investing, Inc.)
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

## Table of Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Tel: 206 621 1800
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
Capital One ShareBuilder, Inc. (formerly ING DIRECT Investing, Inc.)

We have audited the accompanying statement of financial condition of Capital One ShareBuilder, Inc. (the Company), (an indirect wholly owned subsidiary of Capital One Financial Corporation) as of December 31, 2012, and the related notes to the statement of financial condition.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital One ShareBuilder, Inc. as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

February 27, 2013

Ernst & Young LLP

1302-1036332

**CAPITAL ONE SHAREBUILDER, INC.**
(Formerly ING DIRECT Investing, Inc.)
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Statement of Financial Condition

| | | December 31, 2012 |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 33,661,224 |
| Receivable from clearing organization | | 2,035,861 |
| Receivables from customers, net of allowance for doubtful accounts of $117,502 | | 96,598,931 |
| Other receivables | | 1,678,561 |
| Receivable from COF and affiliates, net | | 3,581,779 |
| Securities owned, at fair value | | 1,828,040 |
| Intangible assets, net | | 81,166,775 |
| Property and equipment, net of accumulated depreciation of $18,113,982 | | 48,024,263 |
| Prepaid expenses and other assets | | 1,671,926 |
| **Total assets** | **$** | **270,247,360** |
| | | |
| **Liabilities and stockholder's equity:** | | |
| **Liabilities:** | | |
| Securities sold, not yet purchased, at fair value | $ | 28,862 |
| Payable to SBC, net | | 5,994,805 |
| Payables to customers | | 812,171 |
| Accounts payable and accrued liabilities | | 17,701,247 |
| Deferred tax liabilities, net | | 42,386,948 |
| **Total liabilities** | | **66,924,033** |
| | | |
| Subordinated loans from SBC | | 85,000,000 |
| Subordinated loan from CONA | | 20,000,000 |
| | | |
| **Stockholder's equity:** | | |
| Preferred stock, no par value; authorized 30,000,000 shares; none share issued and outstanding | | — |
| Common stock, no par value; authorized 70,000,000 shares; 1,000,000 shares issued and outstanding | | 350,000 |
| Additional paid-in capital | | 127,422,357 |
| Accumulated deficit | | (29,449,030) |
| **Total stockholder's equity** | | **98,323,327** |
| **Total liabilities and stockholder's equity** | **$** | **270,247,360** |

See accompanying notes.

## CAPITAL ONE SHAREBUILDER, INC.
(Formerly ING DIRECT Investing, Inc.)
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Statement of Financial Condition

### Note 1—Organization and Nature of Business

Capital One ShareBuilder, Inc. (formerly known as ING DIRECT Investing, Inc.) (the "Company" or "COSB"), a Washington corporation, was formed on July 1, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer services to self-directed investors. The Company is a wholly owned subsidiary of ShareBuilder Corporation ("SBC"). SBC is a wholly owned subsidiary of Capital One DIRECT Securities, Inc. ("CODSI"), which is a wholly owned subsidiary of Capital One, N.A. ("CONA") which is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One", "COF" or the "Parent").

On February 17, 2012, Capital One completed the acquisition ("acquisition") of substantially all of the ING DIRECT business in the United States, including the acquisition of the equity interest of ING DIRECT, fsb ("INGD"), which was the then parent of CODSI. The aggregate consideration paid for INGD was approximately $6.3 billion in cash and 54,028,086 shares of Capital One common stock with a fair value of approximately $2.6 billion as of the acquisition date. The acquisition was accounted for under the acquisition method of accounting, which requires, among other things, that the purchase price be allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Of the purchase price, $127.8 million was allocated to the Company, which resulted in no goodwill. Capital One established a new basis of accounting for the net assets acquired based on the estimated fair values, and has applied push-down accounting to record the net assets in the statement of financial condition of the Company, which included the identification of definite lived intangible assets and software included in property and equipment. On November 1, 2012, ING Bank, fsb was merged into CONA, with CONA surviving the merger.

**Note 1—Organization and Nature of Business (continued)**

The following table summarizes our allocation of the INGD purchase price to the fair value of the assets acquired and liabilities assumed by the Company.

| | | Amount |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ | 51,809,680 |
| Receivables from customers, net allowance for doubtful accounts | | 72,926,478 |
| Securities owned | | 2,738,706 |
| Property and equipment | | 55,486,069 |
| Intangible assets | | 92,800,000 |
| Other assets | | 2,916,832 |
| Total assets | | 278,677,765 |
| Liabilities: | | |
| Accounts payable and accrued liabilities | | 14,495,803 |
| Payables to customers | | 288,514 |
| Payable to ING Bank, net | | 379,265 |
| Payable to SBC, net | | 5,321,993 |
| Deferred tax liabilities, net | | 44,945,861 |
| Other liabilities | | 473,972 |
| Total liabilities | | 65,905,408 |
| Subordinated loan from SBC | | 85,000,000 |
| Net assets acquired | $ | 127,772,357 |

The Company is subject to the risks and challenges associated with its dependence on SBC, CONA, and Capital One for capital, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management and marketing resources.

**Note 2—Summary of Significant Accounting Policies**

**Basis of Accounting**

The statement of financial condition of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

**Note 2—Summary of Significant Accounting Policies (continued)**

**Use of Estimates**

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. The significant estimates underlying our statement of financial condition include: recoverability of long-lived assets and intangible assets; income taxes; loss contingencies; and the adequacy of the allowance for doubtful accounts and fraud reserves. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. Recorded amounts for cash equivalents approximate fair value. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation insurance limits.

**Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned include odd lot and fractional shares of readily marketable common stock, exchange-traded funds and mutual funds retained when the Company purchases shares on behalf of customers and are reported on a trade-date basis. Securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

Securities sold, not yet purchased are stated at fair value and represent obligations to deliver specified securities at predetermined prices. Fair value is generally based on published market prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Securities owned and securities sold, not yet purchased also include major stock index option contracts that are used by the Company to reduce the risk of significant market fluctuation on the value of marketable securities. Stock index option contracts are recorded at fair value. The Company's derivative instruments do not qualify for hedge accounting.

## Note 2—Summary of Significant Accounting Policies (continued)

### Margin Lending Operations

The Company offers its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA, and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity equal to 25% of the value of the securities in the account. However, the Company currently requires the customer to maintain net equity greater than or equal to 30% of the value of the securities in the account. The Company may increase this requirement up to 100% on certain accounts, groups of accounts, individual securities, or groups of securities, as deemed necessary. Margin loans of $96,494,593 at December 31, 2012, are included in "Receivables from customers, net" in the statement of financial condition. At December 31, 2012, the Company had one customer that accounted for 13% of the margin loans.

### Margin Risk

By permitting customers to purchase on margin, the Company is subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. To the extent that the margin loans exceed customer cash balances, the Company may not be able to obtain financing on favorable terms or in sufficient amounts from CONA, SBC or its clearing partner. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on the Company's revenues and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary. Management is responsible for supervising the risks associated with leverage and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. Management believes that it is unlikely that the Company will have to make any material payments under these arrangements.

## Note 2—Summary of Significant Accounting Policies (continued)

### Receivables from and Payables to Customers

Receivables from and payables to customers include the amounts due from and due to customers on margin, securities, and cash transactions, carried at cost net of applicable allowance. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. Margin loans that were unsecured or partially secured were $24,673 at December 31, 2012. There were no past due or nonaccrual margin loans at December 31, 2012.

### Allowance for Doubtful Accounts and Fraud Losses

The Company evaluates customer accounts at risk and with debit balance activity on a regular basis for evidence of potential fraud or uncollectibility. The Company determines its allowance by considering a number of factors, including previous loss history, the aging of unsecured margin balances, the nature of the fraud activity and a specific customer's ability to pay its obligations to the Company.

### Intangible Assets

In accordance with accounting guidance, intangible assets subject to amortization are evaluated for impairment. An impairment loss will be recognized if the carrying amount of the intangible asset is not recoverable and exceeds fair value. The carrying amount of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset.

In connection with acquisition of the Company by Capital One, we recognized certain intangible assets in the statement of financial condition, consisting of customer and brokerage relationships, trade name and trademark, and partnership relationships. Trade name and trademark are amortized on a straight-line basis and brokerage relationships and partnership relationships are amortized on a sum of years digit basis over anticipated periods of benefit up to 15 years.

**Note 2—Summary of Significant Accounting Policies (continued)**

**Property and Equipment**

Property and equipment are recorded at cost and are depreciated using a straight-line method over the estimated useful lives of the related assets. The useful lives are as follows:

| | |
|---|---|
| Computer equipment and software | 3 – 7 years |
| Office equipment, furniture, fixtures | 3 – 10 years |
| Leasehold improvements | Shorter of useful life or non-cancelable lease term |

The Company capitalizes costs associated with software developed for internal use in accordance with accounting guidance for the recognition of website development costs and other related guidance. Once an application has reached the development stage, internal and external costs, if direct and incremental and deemed by management to be significant, are capitalized and amortized on a straight-line basis over the estimated useful life. Such costs include employee payroll and related benefits, fees paid to third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties, and licensing fees paid to affiliated entities and third parties. Enhancement costs relate to substantial upgrades and enhancements to the website that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. The Company periodically reviews the capitalized fixed assets for impairment.

**Drafts Payable**

Drafts payable of $6,661,668 are included in payable to customers on the statement of financial condition and represent amounts drawn by the Company against a bank account at CONA.

**Income Taxes**

The Company is included in the consolidated federal income tax return filed by the Parent. The Company accounts for income taxes on a separate return basis. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the Tax Sharing Agreement among the Parent and its subsidiaries. In accordance with this agreement, the Company determines its share of federal and state and local (if any) income tax liability or benefit based on its contribution to the consolidated taxable income or loss.

## Note 2—Summary of Significant Accounting Policies (continued)

The Company accounts for income taxes in accordance with the accounting guidance for income taxes, recognizing the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. Deferred tax assets and liabilities are determined based on differences between, the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. Uncertain tax positions are recognized to the extent that they are more likely than not to be sustained upon examination, based on the technical merits of the position. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

## Note 3—Receivable from and Payables to Clearing Organization

The Company clears its proprietary and customer transactions with another broker-dealer through an omnibus relationship. The Company keeps a deposit of $25,000 to maintain this relationship.

## Note 4—Securities Owned and Securities Sold, Not Yet Purchased

The following table provides details of securities owned and securities sold, not yet purchased, as of December 31, 2012:

| | December 31, 2012 | |
|---|---|---|
| | Securities Owned | Securities Sold, Not Yet Purchased |
| Corporate stocks | $ 1,804,865 | $ (23,847) |
| Stock index option contracts | 23,175 | (5,015) |
| Total | $ 1,828,040 | $ (28,862) |

The clearing broker has the right to hypothecate the corporate shares owned by the Company.

CAPITAL ONE SHAREBUILDER, INC.
(Formerly ING DIRECT Investing, Inc.)
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)



## Note 5—Intangible Assets

The following table presents the gross carrying amount and accumulated amortization of intangible assets are as follows:

| | December 31, 2012 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Intangible assets: | | | |
| Brokerage relationships | $ 82,000,000 | $ (9,900,535) | $ 72,099,465 |
| Trade name and trademark | 9,000,000 | (520,690) | 8,479,310 |
| Partnership relationships | 1,800,000 | (1,212,000) | 588,000 |
| Total intangible assets | $ 92,800,000 | $ (11,633,225) | $ 81,166,775 |

Brokerage relationships are amortized on a sum of years digit basis over 14 years. Trade name and trademark are amortized on a straight-line basis over 15 years. Partnership relationships are amortized on a sum of years digit basis over 2 years.

## Note 6—Property and Equipment

The following table presents property and equipment as of December 31, 2012:

| | December 31, 2012 |
|---|---|
| Software | $ 59,787,665 |
| Computer equipment | 3,700,351 |
| Work in process (software development) | 2,171,938 |
| Other property and equipment | 478,291 |
| Gross property and equipment | 66,138,245 |
| Less: accumulated depreciation and amortization | (18,113,982) |
| Property and equipment, net | $ 48,024,263 |

Internally developed software costs at December 31, 2012 were $39,382,408, net of accumulated depreciation of $15,691,893.

**Note 7—Financial Instruments**

Cash and cash equivalents, securities owned, and receivables are carried at fair value or contracted amounts, which approximate fair value at December 31, 2012. Similarly, certain liabilities, including securities sold, not yet purchased, and certain payables are carried at fair value or contracted amounts approximating fair value at December 31, 2012. The fair value of the subordinated loans was estimated at December 31, 2012 and no change from the valuation at the acquisition was noted.

In the normal course of business, the Company may enter into transactions in financial instruments to reduce exposure to changes in the fair value of the portfolio. At December 31, 2012, the Company had 15 stock index call options and 15 stock index put options. The underlying notional amounts of the call and put options are approximately $2,139,285 and $2,139,285, respectively. Such option contracts are exchange-traded and settle on a daily basis. The notional amounts are not reflected on the balance sheets and are indicative only of the position at December 31, 2012. These options are included at their fair value in securities owned and securities sold, not yet purchased on the statement of financial condition.

**Note 8—Fair Values of Assets and Liabilities**

The Company recognizes or discloses at fair value all financial assets and liabilities and nonfinancial assets and liabilities in the statement of financial condition, in accordance with fair value guidance. Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price), and provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable and requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value.

Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 – Observable market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
- Level 3 – Unobservable inputs. Instruments are valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

**CAPITAL ONE SHAREBUILDER, INC.**
(Formerly ING DIRECT Investing, Inc.)
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Statement of Financial Condition (continued)

**Note 8—Fair Values of Assets and Liabilities (continued)**

***Assets Measured at Fair Value on a Recurring Basis***

The following is fair value measurement information for the Company's financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2012:

**Assets**

*Money market funds* – The fair value measurement of money market funds is based on quoted market prices in active markets (Level 1).

*Securities owned* – The fair value measurement of securities owned is based on quoted market prices in active markets (Level 1).

**Liabilities**

*Securities sold, not yet purchased* – The fair value measurement of securities sold, not yet purchased is based upon quoted market prices in active markets (Level 1).

The following table presents our assets and liabilities measured on our balance sheet at fair value on a recurring basis as of December 31, 2012:

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Fair Value Measurements Using | | | Total |
| | Level 1 | Level 2 | Level 3 | Fair Value |
| **Financial assets:** | | | | |
| Money market funds | $ 2,462,704 | $ — | $ — | $ 2,462,704 |
| Securities owned | 1,828,040 | — | — | 1,828,040 |
| **Financial liabilities:** | | | | |
| Securities sold, not yet purchased | $ 28,862 | $ — | $ — | $ 28,862 |

***Assets Measured at Fair Value on a Nonrecurring Basis***

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis or any adjustments to nonfinancial assets or liabilities to record them at fair value.

**Note 9—Income Taxes**

The following table presents the components of the Company's deferred tax assets and liabilities as of December 31, 2012:

| | | December 31, 2012 |
|---|---|---|
| **Deferred tax assets:** | | |
| Accrued vacation | $ | 67,735 |
| Net operating loss carryforwards | | 2,907,403 |
| Total deferred tax assets | | 2,975,138 |
| Less valuation allowance | | (1,621,876) |
| Deferred tax assets | | 1,353,262 |
| **Deferred tax liabilities:** | | |
| Property and equipment | | (15,002,297) |
| Intangibles | | (28,737,913) |
| Total deferred tax liabilities | | (43,470,210) |
| Net deferred tax liabilities | $ | (42,386,948) |

The Company has net operating loss carryforwards ("NOLs") of approximately $8.3 million, which are available to reduce future taxable income tax for federal income tax purposes. Such NOLs carryforwards begin to expire in 2019. The Company's ability to use its NOLs to offset future income is subject to restrictions enacted in Section 382 of the Code. These restrictions limit the company's future use of NOLs if there is a significant ownership change in the Company's stock. The Capital One acquisition of the Company and a prior ownership change resulted in a limitation on the utilization of its NOLs. Accordingly, a valuation allowance was recorded in the amount of $1.6 million related to $4.6 million of the NOLs. The Company does not have a valuation allowance on the remaining deferred tax assets because it is more likely than not that these will be realized.

As of December 31, 2012, the Parent and the Company's tax returns for the tax years ended December 31, 2010 through 2012 are subject to examination by the Internal Revenue Service; however, there has been no notification by the IRS to audit these years. Similarly, tax returns for tax years ended December 31, 2009 through 2012 are also subject to state examination; however, there has been no notification by any state to audit these years.

**Note 10—Related-Party Transactions**

The Company has certain payables to and receivables from the Parent and its affiliates relating to its operating transactions arising from the normal course of business, including income taxes and payroll. The payables to and receivables from the Parent are included in "Receivable from COF and affiliates, net" on the statement of financial condition. The Company also has certain payables to SBC relating to interest on subordinated loans, management fees and other operating transactions arising from the normal course of business. The payables to SBC are included in "Payable to SBC, net" on the statement of financial condition.

The Company has three Subordinated Equity Loan Agreements (the "Subordinated Loan Agreement") with SBC with an outstanding balance of $85,000,000. The subordinated loans have been approved by FINRA and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest accrues per annum on the principal at a rate of 0.94%. Accrued interest payable of $5,972,243 is included in "Payable to SBC, net" and $85,000,000 is reflected as "Subordinated loans from SBC" on the statement of financial condition. The maturity dates for these subordinated loans are as follows: $35 million matures on April 14, 2014, $25 million matures on May 18, 2014, and $25 million matures on September 24, 2014. Without further action by SBC or the Company, these loans will be extended an additional year from each respective maturity date.

On November 15, 2012, the Company entered into a Revolving Note and Cash Subordination Agreement ("Subordinated Revolver") with an affiliate of the Parent. The Subordinated Revolver has been approved by FINRA and borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2012, the Company had an outstanding balance of $20,000,000 accruing interest at a rate of 0.4597% included in "Subordinated loan from CONA" on the statement of financial condition. Accrued interest payable on the outstanding balances of the Subordinated Revolver was $756 at December 31, 2012 and is included in the "Receivable from COF and affiliates, net" on the statement of financial condition.

**Note 10—Related-Party Transactions (continued)**

The Company has a series of four dealer and omnibus operating agreements ("Funds Agreements") with ING Funds Distributor, LLC, an indirect subsidiary of ING Group N.V. The Company was also affiliated with ING Funds Distributor, LLC through the closing of the acquisition of ING Direct on February 17, 2012. The Funds Agreements provide the Company with revenue-sharing arrangements in exchange for selling ING mutual funds. The Funds Agreements are omnibus in nature in that customer records reside with the Company and the Company receives service fees from ING Funds Distributor, LLC for managing customer accounts.

During 2012, the Company's employees participated in the ING Direct 401(k) Savings Plan (the "401(k) Plan") and other employee programs of legacy ING Direct. During 2012, the Company's employees were also eligible to participate in the ING Direct Pension Plan (the "Pension Plan"). The Pension Plan supplements the 401(k) Plan, as the contributions are 100% employer made. This qualified plan will provide a uniform 5% contribution on applicable compensation, and investment of the funds will be directed by the plan sponsor, which became the Parent upon closing of the acquisition of ING Direct on February 17, 2012. The Pension Plan has a six-year graded vesting schedule with credit towards vesting provided for past service. The Parent assumed fiduciary responsibility for the 401(k) Plan and the Pension Plan upon acquisition of ING Direct on February 17, 2012. All employees became eligible to participate in the Parent's Associate Savings Plan (the "Savings Plan") and other employee programs on January 1, 2013. The assets of the 401(k) Plan and Pension Plan were merged into the Savings Plan during January 2013.

The Company offers customers an FDIC insured investment product. For customers electing the FDIC product, the Company sweeps excess cash daily and deposits the cash with CONA. In consideration for services provided by the Company, CONA pays the Company a fee which is net of interest paid on all of the Company's customer assets held at CONA. The Company uses banking services from CONA for the majority of its commercial banking.

**Note 11—Commitments, Contingencies and Guarantees**

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation is not expected to have a materially adverse effect on the Company's financial position.

**Note 11—Commitments, Contingencies and Guarantees (continued)**

In the normal course of business, the Company may enter into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2012.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

**Note 12—Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $250,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $114,582,168 as defined, which was $113,333,271 in excess of its required minimum net capital of $1,248,897. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1 at December 31, 2012.

Advances to affiliates, repayment of subordinated equity loans, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2012.